                        AVENUE ENTERTAINMENT GROUP, INC.



June 8, 2005

Mr. Joseph Foti
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549-0305

RE:  AVENUE ENTERTAINMENT GROUP, INC.
     FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004
     COMMISSION FILE NUMBER: 001-12885

Dear Mr. Foti:

This letter addresses your letter dated May 25, 2005 in regards to the above-referenced filing. We have reviewed each comment and provided our responses as requested below.

ITEM 6. MD&A
------------

RESULTS OF OPERATIONS
---------------------

1. Please note that the Results of Operations have been updated per your comment #4 regarding Other Income and due to entries to reflect imputed interest per your comment #9.

     Other Income as previously presented:

     12/31/04
     --------
     (50,000) film festival award for WAYWARD SON
        (543) interest income/bank accounts
       4,599  interest expense/bank loans
     -------
     (45,944)

     12/31/03
     --------
     (193,902) return of SAG bond for WAYWARD SON
       76,720  film costs for WAYWARD SON
       (1,233) interest income/bank accounts 5,241 interest expense/bank loans
        5,241  interest expense/bank loans

     --------
     (113,174)

     Other Income as revised for updates:

     Also included now is imputed interest of $6,289 and $54,005 for the years 2004 and 2003, respectively. Calculations are listed under #9.

Mr. Joseph Foti
June 8, 2005, Page 2


     12/31/04
     --------
       6,289  imputed interest expense on related party payable
        (543) interest income/bank accounts
       4,599  interest expense/bank loans
      ------
      10,345

     12/31/03
     --------
      54,005  imputed interest expense on related party payable
      (1,233) interest income/bank accounts
       5,241  interest expense/bank loans
     -------
      58,013

     While the film festival prize of $50,000 in 2004 for WAYWARD SON is not a recurring source of revenue it is moved from Other income to Operating revenues as it directly relates to the Company's normal motion pictures operations for a revised total of $995,002. Similarly the $193,902 return of the Screen Actors Guild bond for WAYWARD SON is moved from Other income to Operating revenues in 2003 for a revised total of $830,465 and the additional film costs of $76,720 for WAYWARD SON is moved to Film Production Costs for a revised total of $284,939.

Therefore, we propose the following to replace the text section of Results of
Operations:

RESULTS OF OPERATIONS

     For the year ended December 31, 2004 the Company had a net loss of $63,000 as compared to a loss of $939,000 for the year ended December 31, 2003. The substantial decrease in net loss for the year ended December 31, 2004 compared to the year ended December 31, 2003 is primarily attributable to the $165,000 increase of revenues, the $243,000 decrease of film costs and the $221,000 impairment loss on goodwill recorded in 2003.

REVENUES

     Revenues for the year ended December 31, 2004 were $995,000 as compared to $830,000 for the year ended December 31, 2003. Revenues for the year ended December 31, 2004 were derived primarily from producer fees for the theatrical film CLOSER, the HBO First Look Deal, the licensing of its programming in secondary markets through Janson Associates and a film festival award for the project WAYWARD SON. Revenues for the year ended December 31, 2003 were derived primarily from the licensing of its programming in secondary markets through Janson Associates, the HBO First Look Deal, the return of a residuals bond held in an escrow account by the Screen Actors Guild for WAYWARD SON, the balance of producer fees from HBO for ANGELS IN AMERICA and the balance of producer fees from Intermedia for the theatrical film MINDHUNTERS. The $165,000 increase of revenues was primarily due to the larger producer fees earned for the theatrical film CLOSER.

Mr. Joseph Foti
June 8, 2005, Page 3


     In pursuing the development and/or production of film projects, there can be no assurance that each project will be produced in the preferred timeframe and with the preferred budget due to the contingencies of securing talent, financing and distribution. The Company must rely upon the decisions of studios, network or cable programmers who must approve and order the films in order to provide adequate financing. Results of operations for any given period are significantly dependent upon these factors, none of which can be predicted with any certainty. Consequently, results of operations may fluctuate materially from quarter to quarter and the results of any given quarter are not necessarily indicative of results for future quarters.

FILM PRODUCTION COSTS

     Film production costs for the year ended December 31, 2004 were $42,000 as compared to $285,000 for the year ended December 31, 2003. The $243,000 decrease of film production costs is primarily due to a write down of film production costs for the project WAYWARD SON and a significant write down of film production costs for THE HOLLYWOOD COLLECTION for the year ended December 31, 2003. During the year ended December 31, 2004 these projects were fully amortized.

     Estimates of anticipated total gross revenues are reviewed periodically and revised when necessary. Unamortized film production costs are compared with net realized value each reporting period on a title-by-title basis. If estimated gross revenues are not sufficient to recover the unamortized film production costs, the unamortized film production costs are written down to their estimated net realizable value. These revisions can result in significant quarter-to-quarter and year-to-year fluctuations in film write-downs and amortization.

OTHER EXPENSE

     Other expense for the year ended December 31, 2004 was $10,000 of interest expense compared to $58,000 for the year ended December 31, 2003. Interest expense for 2003 consisted of $54,000 of cumulative imputed interest on the payable due to related party.

2. Due to the anticipated amended filing of Form 10-KSB at December 31, 2004, Form 10-QSB at March 31, 2005 will need to be resubmitted. In keeping with the better-detailed explanations incorporated above, the section under Results of Operations will be revised at March 31, 2005 and in future filings to clarify the significant increases and decreases.

     The various sources of the fiscal 2004 revenues are not necessarily unusual but they are not guaranteed in future periods. For the three months ended March 31, 2004 we had earned 80% of the producer fees for the feature film CLOSER compared to no new feature film or television movie in production for the three months ended March 31, 2005. Additionally, while we hope that the extended deal with HBO will derive additional revenues, there is no assurance that will happen.

Mr. Joseph Foti
June 8, 2005, Page 4


LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

3.   We propose the following to replace the section of Liquidity and Capital
     Resources:

LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 2004, the Company had approximately $7,000 of cash. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Revenues have been insufficient to cover costs of operations in the past five years and the Company has a working capital deficiency and an accumulated deficit of $9,062,915 through December 31, 2004.

     To our knowledge few, if any, public entertainment companies have a working capital deficit comparable to Avenue Entertainment Group, Inc. Most public companies working in film and television production are much larger in size and generally have large libraries of film and/or television properties that provide an ongoing revenue stream. Aside from a smaller library of films that are primarily one-hour documentary biographies, the Company derives its revenues almost entirely from its production fee revenues earned when it produces motion pictures or television programming. Therefore, the Company relies heavily upon the decision makers at the studios, network and cable stations. The generation of revenue in the motion picture and television movie industry is more competitive than ever for the Company and other independent motion picture and television production companies. Additionally, there is no predictable seasonal trend or variation inherent in the entertainment business, so the timing of such revenues is highly unpredictable.


FINANCIAL STATEMENTS
--------------------

CONSOLIDATED STATEMENTS OF OPERATIONS
-------------------------------------

4. Please find below the revised presentation of the Consolidated Statements of Operations that resulted from the separation of components of other income and the updates to revenues, film production costs and interest expense:

Mr. Joseph Foti
June 8, 2005, Page 5


                        AVENUE ENTERTAINMENT GROUP, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                     YEARS ENDED DECEMBER 31,
                                                  -----------------------------
                                                      2004              2003
                                                      ----              ----

Operating revenues                                $   995,002       $   830,465
                                                  -----------       -----------

Costs and expenses:
  Film production costs                                42,257           284,939
  Selling, general and
   administrative expenses                          1,004,766         1,188,351
Impairment loss on goodwill                                 0           221,172
                                                  -----------       -----------

Total costs and expenses                            1,047,023         1,694,462
                                                  -----------       -----------

Income (loss) from operations                         (52,021)         (863,997)

Other income (expense)
    interest (expense), net                           (10,345)          (58,013)
                                                  -----------       -----------

Profit (loss) before income tax                       (62,366)         (922,010)

Income tax expense                                        165            16,492
                                                  -----------       -----------

Net loss                                          $   (62,531)      $  (938,502)
                                                  ===========       ===========

Basic and diluted loss per share:
                                                  $     (0.01)      $     (0.17)
                                                  ===========       ===========
Weighted average common
   shares outstanding                               5,371,030         5,371,030
                                                  ===========       ===========

Mr. Joseph Foti
June 8, 2005, Page 6


LEASES
------

5. The previous five-year office space lease expired at October 31, 2004. During the course of the lease the Company scaled back operations and personnel and found it necessary to find two subtenants to partially offset office rent by sharing office space within the suite. The Company keeps the majority of corporate and production files at an offsite storage facility and only requires a minimal amount of space to conduct business. The Company produced the feature film CLOSER for Columbia Pictures and has been allowed to use temporary office space at its Culver City studio lot free of charge until November 1, 2005 and possibly longer.


EMPLOYMENT AGREEMENTS
---------------------

6. It is expected that the amounts due to the Chairman and President will be repaid when and if there is a substantial increase in production fee revenues such that the Company could afford to pay a portion of this deferred compensation to either the Chairman and/or the President. It is also possible that the Chairman and/or the President would agree to forfeit their deferred compensations at some point in the future.

7. The entire balance of Deferred Compensation is derived from the voluntary deferment of salary by both the Chairman and President. Therefore to clarify that no other amounts are represented in that category, we propose the following to replace the section on page 38 under Employment
     Agreements:

     In 2004 and 2003, the Chairman deferred additional amounts of $74,000 and $122,000 of his compensation, respectively and the President deferred additional amounts of $0 and $121,000 of his compensation, respectively. Total deferred compensation as of December 31, 2004 for the Chairman and President is $407,830 and $775,879, respectively.


NOTE 9 - INCOME TAXES
---------------------

8. The revised footnote has been updated for the imputed interest regarding your comment #9. The amount represents the Federal tax benefit applicable to state taxes for all the deferred tax amounts. A more appropriate disclosure would have been to allocate the tax affect for the various tax assets disclosed. Therefore no additional reserve is required. We propose the following corrected tax disclosure to replace the section under Note
     (9) Income Taxes:

Mr. Joseph Foti
June 8, 2005, Page 7


(9)  INCOME TAXES

     Components of income tax expense (benefit) are as follows:

                                                    December 31,  December 31,
                                                       2004           2003
                                                       ----           ----
          Federal                                    $      --     $      --
          State and local                                  800           800
                                                     ---------     ---------
                                                     $     800     $     800
                                                     =========     =========

     Reconciliation of the statutory Federal income tax rate to the Company's effective tax rate is as follows:

                                                    December 31,  December 31,
                                                       2004           2003
                                                       ----           ----

          Tax (benefit)
            at Federal statutory rate of 34%           (21,204)    $(313,484)
          Increase (decrease) in taxes resulting
            from:
          State and local income taxes, net of
            federal income tax benefit                  (2,660)      (40,121)
          Nondeductible goodwill amortization               --        75,198
          Other                                          6,229         3,424
          Change in valuation allowance                 18,435       275,783
                                                     ---------     ---------
          Total                                      $     800     $     800
                                                     =========     =========

     The tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities are as follows:

                                                         2004
                                                         ----
          Deferred tax assets
          Accrued expenses and other                 $   608,207
          Stock options                                   99,885
          NOLs                                         1,927,970
                                                     -----------

          Valuation allowance                         (2,636,062)
                                                     -----------
          Total deferred tax assets                            0
                                                     ===========

     For Federal and State income tax purposes, the Company has unused net operating loss carryforwards of approximately $4,826,574,and $4,702,062, as of December 31, 2004 and 2003, respectively expiring through 2021.

Mr. Joseph Foti
June 8, 2005, Page 8


TRANSACTIONS WITH GP STRATEGIES
-------------------------------

9. As the related party payable does not bear interest, imputed interest was calculated each year using a simple average based on the prime rate on the last day of the month and rounded to the nearest tenth. The interest was determined to be immaterial both individually and in the aggregate prior to 2003. The accrued interest of $48,000 represented 3% of revenue in 2002 and each individual year's interest accrual never rose to the level of materiality in the context of current year losses in operations and was waived on summarized adjusting journal entries. We acknowledge that cumulatively it is material in 2004 and in order to properly reflect the accrual and the interest we have decided to amend the 10-KSB.

Calculation to record imputed interest on the related party payable:

             Avg                            Imputed
Year     Prime Int        Total Due        Interest
----     ---------        ---------        --------
1997       8.43%            47,413             198
1998       8.37%            94,481           7,908
1999       7.97%            99,172           7,904
2000       9.18%           147,046          13,499
2001       7.89%           146,597          11,567
2002       4.70%           146,597           6,890
2003       4.12%           146,597           6,040
2004       4.29%           146,597           6,289

The following entries are to be recorded causing an amended Form 10-KSB to be filed:

2003:
-----
DR Interest expense               54,005
CR Due to related party          (54,005)

2004:
-----
DR Interest expense                6,289
CR Due to related party           (6,289)

We propose the following amended schedules to replace the Statements of Operations (see #4), Statement of Stockholders' Equity (Deficit), Statements of Cash Flows:


Mr. Joseph Foti
June 8, 2005, Page 9

                                               AVENUE ENTERTAINMENT GROUP, INC.

                                   CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

                                            YEARS ENDED DECEMBER 31, 2004 AND 2003



                                        Common Stock
                                        ------------                   Additional                       Stock
                                     Number of             Treasury     Paid-in        Accumulated   subscription
                                      Shares      Amount     Stock       capital         Deficit      receivable       Total
------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2002          5,371,030     53,710    (3,687)     7,172,839      (8,061,882)     (150,000)     (989,020)
------------------------------------------------------------------------------------------------------------------------------

Net loss                                                                                 (938,502)                   (938,502)
------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2003          5,371,030     53,710    (3,687)     7,172,839      (9,000,384)     (150,000)   (1,927,522)
------------------------------------------------------------------------------------------------------------------------------

Net loss                                                                                  (62,531)                    (62,531)
------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2004          5,371,030     53,710    (3,687)     7,172,839      (9,062,915)     (150,000)   (1,990,053)
------------------------------------------------------------------------------------------------------------------------------



                                  SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Mr. Joseph Foti
June 8, 2005, Page 10


                        AVENUE ENTERTAINMENT GROUP, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                        YEARS ENDED DECEMBER 31,
                                                       -------------------------
                                                          2004          2003
                                                          ----          ----

Cash flows from operating activities
     Net loss                                          $  (62,531)     (938,502)
Adjustments to reconcile net loss to net
     cash used in operating activities:
     Depreciation                                           4,476         8,633
     Amortization - film production costs                  13,492       148,823
     Impairment of goodwill                                     0       221,172

Changes in assets and liabilities affecting net loss:
     Accounts receivable                                  100,506       (77,687)
     Film costs                                            66,752       (85,278)
     Other assets                                          12,692          (541)
     Accounts payable and accrued expenses                  5,281      (116,385)
     Deferred compensation                                 22,476       242,954
     Due to related party                                   6,289        54,005
     Deferred income                                     (101,391)       32,216
                                                       ----------    ----------

              Net cash provided by (used in)
               operating activities                        68,042      (510,590)

Cash flows from investing activities:
     Disposal of equipment                                  3,222             0
                                                       ----------    ----------

     Net cash used in investing activities                  3,222             0
                                                       ----------    ----------

                                              (Continued)

Mr. Joseph Foti
June 8, 2005, Page 11


                        AVENUE ENTERTAINMENT GROUP, INC.

                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)


                                                       YEARS ENDED DECEMBER 31,
                                                       ------------------------
                                                          2004          2003
                                                          ----          ----

Cash flows from financing activities:
    (Payments on), receipts from loan payable          $ (102,038)   $  190,000
                                                       ----------    ----------

     Net cash (used for) provided by
       financing activities                              (102,038)      190,000

     Net increase (decrease) in cash                      (30,774)     (320,590)

Cash at beginning of year                                  37,626       358,216
                                                       ----------    ----------

Cash at end of year                                    $    6,852    $   37,626
                                                       ==========    ==========


Supplemental cash flow information:
  Cash paid during the year for:
     Interest                                          $    4,599    $    5,241
                                                       ==========    ==========
     Income taxes                                      $      165    $   16,492
                                                       ==========    ==========



           See accompanying notes to consolidated financial statements

Mr. Joseph Foti
June 8, 2005, Page 12


NOTE 12 - SUBSEQUENT EVENTS
---------------------------

10. & 11. The potential sale transaction detailed on page 2 and summarized under Subsequent Events was not consummated because the parties involved could not come to agreement on the final terms. However, at the time of the audit report the Company was contemplating these transactions that would have had a substantial material impact on its future. This subsequent event was initially labeled "Unaudited" because it had not occurred but management wanted to be forthright and inform the reader of a series of transactions that they felt were very likely to occur. However, ultimately no additional progress was made in the negotiation process and as of June 8, 2005, the sale has not transpired and the Company does not expect it to occur.

     The potential sale transaction detail should be removed from the amended 10-KSB on page 2 and in the places where it is also briefly referenced in other sections throughout the entire form.

Therefore, we propose the following to replace footnote (12):

(12) SUBSEQUENT EVENTS

At March 25, 2005, the Company was contemplating entering into a series of transactions pursuant to which the Company would sell a substantial portion of all the assets (subject to certain liabilities) that it holds through its Avenue Pictures, Inc. and its Wombat Productions, Inc. subsidiaries. As of June 8, 2005 no progress was made in the negotiation process and the Company no longer expects the sale to occur.


Additionally, the audit opinion would be amended to read:

SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

Los Angeles, California
March 25, 2005, except for Note 12
as to which the date is June 8, 2005

Mr. Joseph Foti
June 8, 2005, Page 13


THE COMPANY ACKNOWLEDGES THE FOLLOWING:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the responses in this letter address all of your comments and requests. We understand that after reviewing our responses you may have additional comments. We look forward to hearing from you. As before our fax number is 310-244-6869. Please feel free to contact us by telephone as well. Judy Geletko can be reached at 310-244-7358.

Best regards,


/s/ CARY BROKAW
----------------------------------------
Cary Brokaw
President and Chief Executive and
Financial Officer


/s/ JUDY GELETKO
----------------------------------------
Judy Geletko
Controller